Form N-18F1



                       Securities and Exchange Commission
                             Washington, D.C. 20549



                 Notification of Election Pursuant to Rule 18f-1
                    Under the Investment Company Act of 1940



                    Kemper Global/International Series, Inc.
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the registrant has caused this notification of election to be duly executed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 26th day of October, 1998.

                              Kemper Global/International Series, Inc.,
                              on behalf of its Growth Fund of Spain
                              -------------------------------------



                              By: /s/Mark S. Casady
                                  ---------------------
                                  Mark S. Casady, President


Attest: /s/Maureen E. Kane
        --------------------------
        Maureen E. Kane, Assistant Secretary